FORM SUPPL

Filed pursuant to General Instruction II.L.
of Form F-10; File No. 333-82834

PROSPECTUS SUPPLEMENT TO THE SHORT FORM BASE SHELF PROSPECTUS DATED FEBRUARY 19, 2002

02017479

PROCESSED
MAR 07 2002
THOMSON
FINANCIAL

RECD S.E.C.
MAR 4 2002
080

PAN AMERICAN SILVER CORP.

US$14,400,000
3,000,000 Common Shares

Pan American Silver Corp. (the "Company") is offering a total of 3,000,000 common shares of the Company (the "Shares") at a price of US$4.80 per Share (the "Offering") in Canada and the United States. The price for this Offering was determined by negotiation between the Company and CIBC World Markets Inc., National Bank Financial Inc. and Canaccord Capital Corporation (collectively, the "Underwriters").

The outstanding common shares of the Company are listed on The Toronto Stock Exchange (the "TSE") and the Nasdaq National Market ("Nasdaq"). The closing price of the Company's common shares on February 28, 2002 on the TSE was Cdn$7.99 per common share and on Nasdaq was US$4.98 per common share. The TSE has conditionally approved the listing of the Shares offered under this prospectus supplement. Listing is subject to the Company fulfilling all the requirements of the TSE on or before June 3, 2002. The Shares will also be quoted on Nasdaq.

An investment in the Shares is subject to a number of risks that should be considered by a prospective purchaser. See "Risk Factors".

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of British Columbia, Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that a substantial portion of the assets of the Company and said persons may be located outside the United States.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Price to the Public	Underwriters' Fee	Net Proceeds to the Company(1)
Per Share	US$4.80	US$0.216	US$4.584
Total (2)	US$14,400,000	US$648,000	US$13,752,000

(1) Before deducting expenses of this Offering, estimated to be US$220,000, which, together with the Underwriters' fee, will be paid from the general funds of the Company.

(2) The Company has granted the Underwriters an option (the "Option"), exercisable at any time up to 24 hours prior to the closing of the Offering, to purchase up to an additional 450,000 common shares of the Company at the price to the public set forth above. If the Underwriters exercise the Option in full, the total price to the public will be US$16,560,000, the Underwriters' fee will be US$745,200 and the net proceeds to the Company, before expenses, will be US$15,814,800. This prospectus supplement qualifies the distribution of common shares of the Company issuable upon the exercise of the Option and their subsequent transfer. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer these Shares to the public, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the underwriting agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Company by Borden Ladner Gervais LLP and Skadden, Arps, Slate, Meagher & Flom LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP and Shearman & Sterling.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Shares will be available for delivery at closing, which will take place on or about March 11, 2002, but in any event not later than March 31, 2002.

The date of this prospectus supplement is March 1, 2002.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the Offering and also adds to and updates information contained in the accompanying short form base shelf prospectus and the documents incorporated by reference. The second part is the accompanying short form base shelf prospectus, which gives more general information, some of which may not apply to this Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus of the Company dated February 19, 2002 solely for the purpose of this Offering.

You should rely only on the information contained or incorporated by reference in this document. The Company has not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell the Shares. The information in this document is only accurate as of the date of this prospectus supplement and the date of the accompanying short form base shelf prospectus, regardless of the time of delivery of this prospectus supplement or any sale of the Shares.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commissions or similar regulatory authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Québec, are specifically incorporated by reference into and form an integral part of this prospectus supplement and the accompanying short form base shelf prospectus:

(a) 2000 Annual Information Form of the Company dated May 17, 2001;

(b) the audited consolidated financial statements of the Company for the years ended December 31, 1999 and 2000, together with the auditors' report on the notes to such statements, contained in the 2000 Annual Report of the Company;

(c) unaudited consolidated financial statements of the Company for the three-month and nine-month periods ended September 30, 2001 and the management discussion and analysis in respect of such statements;

(d) management's discussion and analysis of financial condition and results of operations contained in the 2000 Annual Report of the Company;

(e) Information Circular of the Company dated March 14, 2001 (excluding the sections entitled "Corporate Governance", "Compensation Committee", "Report of the Compensation Committee" and "Performance Graph");

(f) a material change report of the Company dated February 28, 2002 relating to the Offering;

(g) a material change report of the Company dated February 8, 2002 relating to consolidated production figures from 2001 and the results of an update to the feasibility study on the La Colorada mine in Mexico;

(h) a material change report of the Company dated November 2, 2001 relating to the retirement of a US$12 million loan taken out by the Company to finance the reconstruction of the Huaron mine in Peru and a new four-year, US$6.5 million credit facility provided to the Company by Banco de Credito del Peru;

(i) a material change report of the Company dated August 9, 2001 relating to completion of a transaction between the Company and Volcan Compania Minera S.A. ("Volcan") whereby the Company acquired Volcan's 27% interest in Compania Minera Huaron S.A., the company that owns and operates the Huaron Mine in Peru, together with cash, shares and other benefits in exchange for the transfer to Volcan of certain mining properties in Peru;

(j) a material change report of the Company dated June 6, 2001 relating to the closing of the Company's offering of three million common shares of the Company at a price of US$3.00 per common share for gross proceeds of US$9 million;

(k) a material change report of the Company dated May 22, 2001 relating to financial results for the first quarter of 2001;

(l) a material change report of the Company dated May 22, 2001 relating to the engagement of National Bank Financial Inc. as the Company's exclusive agent to conduct an offering of up to three million common shares of the Company;

(m) a material change report of the Company dated April 30, 2001 relating to the initiation of mill production from the Huaron silver mine in Peru; and

(n) a material change report of the Company dated March 9, 2001 relating to financial results for the fourth quarter of 2000 and financial results for the year ended December 31, 2000.

Any material change reports (excluding confidential material change reports), interim unaudited consolidated financial statements of the Company (including management's discussion and analysis of financial condition and results of operations in the quarter reports for such period), annual audited consolidated financial statements of the Company, including the auditors' report on and the notes to such financial statements, any exhibits to interim or annual consolidated financial statements and information circulars (excluding the sections entitled "Corporate Governance", "Compensation Committee", "Report of the Compensation Committee" and "Performance Graph" or similar sections permitted to be excluded under National Instrument 44-101 – Short Form Prospectus Distributions) all as filed by the Company with the various securities commissions or any similar authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Québec after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this prospectus supplement. Any document filed by the Company with the United States Securities and Exchange Commission (the "SEC") or Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus supplement shall also be deemed to be incorporated by reference into this prospectus supplement if and to the extent provided in such document.

In addition, the Company's unaudited interim consolidated financial statements for the nine-month periods ended September 30, 2001, including a reconciliation to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F contained in a Form 6-K that was furnished to the SEC on February 12, 2002, are incorporated by reference in this prospectus supplement.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.

EXCHANGE RATE DATA

All dollar figures in this prospectus supplement are expressed in United States dollars. On February 28, 2002, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = Cdn.$1.6049.

PLAN OF DISTRIBUTION

Pursuant to an agreement (the "Underwriting Agreement") dated March 1, 2002, among the Company and the Underwriters, the Company has agreed to sell and the Underwriters have severally agreed to purchase on or about March 11, 2002, but in any event not later than March 31, 2002, all but not less than all of the Shares at a purchase price of US$4.80 per Share, for an aggregate consideration of US$14,400,000 payable against delivery of certificates representing the Shares. In consideration for the Underwriters' services in connection with this Offering, the Company has agreed to pay the Underwriters a fee of US$648,000.

The Company has granted the Underwriters the Option, exercisable at any time up to 24 hours prior to the closing of the Offering, to purchase up to 450,000 additional common shares of the Company on the same terms as set forth above. If the Option is exercised in full, the total price to the public will be US$16,560,000, the total Underwriters' fee will be US$745,200 and the total net proceeds to the Company, before expenses, will be US$15,814,800. The distribution of the common shares of the Company issuable upon exercise of the Option and their subsequent transfer is qualified by this prospectus supplement.

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated in certain stated circumstances and upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Shares if any of such Shares are purchased under the Underwriting Agreement.

The Company has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including civil liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof.

Subscriptions for Shares offered hereby will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSE relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions which stabilize or maintain the market price of the Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The terms of the Offering, including the offering price of the Shares, was determined by negotiation between the Company and the Underwriters.

The Offering will be made concurrently in the provinces of British Columbia, Alberta, Manitoba and Ontario and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Any sales in the United States will be made through United States registered broker-dealer affiliates of the Underwriters.

The TSE has conditionally approved the listing of these Shares. In addition, the Shares will also be quoted on Nasdaq. Listing is subject to the Company fulfilling all the requirements of the TSE on or before June 3, 2002. In addition the Shares will also be quoted on Nasdaq.

The Company has agreed in the Underwriting Agreement that it will not (subject to certain exceptions) issue or agree to issue any equity securities or other securities convertible into equity securities until 90 days from closing of the Offering, without the prior consent of CIBC World Markets Inc.

USE OF PROCEEDS

The estimated net proceeds to the Company from the sale of the Shares offered hereby, after payment of the Underwriters' fee and the estimated expenses of this Offering, will be US$13,532,000 or, if the Option is exercised in full, US$15,594,800. The Company intends to use such proceeds to fund development of the La Colorada silver project and for general corporate purposes and working capital. Pending the uses described above, the Company may invest all or a portion of the net proceeds derived from the sale of the Shares in short-term interest bearing securities.

There may be circumstances where, for business reasons, a reallocation of the proceeds from the sale of Shares offered by this prospectus supplement may be necessary. The Company will only redirect such proceeds to its other properties and will do so only on the basis of a written recommendation from an independent, professional geologist or engineer.

RISK FACTORS

Prospective investors in this Offering of Shares should consider, in addition to the information contained in the accompanying short form base shelf prospectus dated February 19, 2002, including the disclosure under the heading "Recent Developments – Impact of Metal Prices on Mineral Reserves", the risks described in the annual information form of the Company and management's discussion and analysis of financial condition and results of operation of the Company that are incorporated by reference in this prospectus supplement.

LEGAL MATTERS

Certain Canadian and U.S. legal matters relating to the Shares offered hereby will be passed upon for the Company by Borden Ladner Gervais LLP and Skadden, Arps, Slate, Meagher & Flom LLP, respectively, and for the Underwriters by Blake, Cassels & Graydon LLP. As of the date of this prospectus supplement, the partners and associates of Borden Ladner Gervais LLP and Blake, Cassels & Graydon LLP, collectively, beneficially own less than 1% of the outstanding common shares of the Company.

PROSPECTUS

PAN AMERICAN SILVER CORP.

US$25,000,000

Common Shares

Pan American Silver Corp. (the "Company") may offer for sale, from time to time, common shares ("Common Shares") of the Company up to an aggregate initial offering price of US$25,000,000 (or its equivalent in Canadian dollars) during the 25 month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid.

The specific variable terms of any offering of Common Shares will be set forth in a shelf prospectus supplement (a "Prospectus Supplement"), including the number of Common Shares offered, the offering price and any other specific terms.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Common Shares to which the Prospectus Supplement pertains.

The Company may sell Common Shares to or through underwriters or dealers, and may also sell Common Shares to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Common Shares will identity each underwriter, dealer or agent engaged in connection with the offering and sale of Common Shares and will set forth the plan of distribution of such Common Shares, including the proceeds to the Company and any fees, discounts or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

The common shares of the Company are listed on The Toronto Stock Exchange (the "TSE") and the Nasdaq National Market ("Nasdaq"). The closing price of the Company's common shares on the TSE on February 18, 2002 was Cdn$8.65 per common share and on Nasdaq on February 15, 2002 was US$5.30 per common share.

This offering is made by a Canadian issuer that is permitted, under a Multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Certain of the financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of British Columbia, Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that a substantial portion of the assets of the Company and said persons may be located outside the United States.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 19, 2002.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this Prospectus may be obtained on request without charge from the Corporate Secretary of the Company at 1500-625 Howe Street, Vancouver, British Columbia, V6C 2T6 (telephone: (604) 684-1175). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com.

The following documents, filed with the securities commissions or similar regulatory authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Québec, are specifically incorporated by reference into and form an integral part of this Prospectus:

(o) 2000 Annual Information Form of the Company dated May 17, 2001;

(p) the audited consolidated financial statements of the Company for the years ended December 31, 1999 and 2000, together with the auditors' report on and the notes to such statements, contained in the 2000 Annual Report of the Company;

(q) unaudited consolidated financial statements of the Company for the three-month and nine-month periods ended September 30, 2001 and the management discussion and analysis in respect of such statements;

(r) management's discussion and analysis of financial condition and results of operations contained in the 2000 Annual Report of the Company;

(s) Information Circular of the Company dated March 14, 2001 (excluding the sections entitled "Corporate Governance", "Compensation Committee", "Report of the Compensation Committee" and "Performance Graph");

(t) a material change report of the Company dated November 2, 2001 relating to the retirement of a US$12 million loan taken out by the Company to finance the reconstruction of the Huaron mine in Peru and a new four-year, US$6.5 million credit facility provided to the Company by Banco de Credito del Peru;

(u) a material change report of the Company dated August 9, 2001 relating to completion of a transaction between the Company and Volcan Compania Minera S.A. ("Volcan") whereby the Company acquired Volcan's 27% interest in Compania Minera Huaron S.A., the company that owns and operates the Huaron Mine in Peru, together with cash, shares and other benefits in exchange for the transfer to Volcan of certain mining properties in Peru;

(v) a material change report of the Company dated June 6, 2001 relating to the closing of the Company's offering of three million common shares of the Company at a price of US$3.00 per common share for gross proceeds of US$9 million;

(w) a material change report of the Company dated May 22, 2001 relating to financial results for the first quarter of 2001;

(x) a material change report of the Company dated May 22, 2001 relating to the engagement of National Bank Financial Inc. as the Company's exclusive agent to conduct an offering of up to three million common shares of the Company;

(y) a material change report of the Company dated April 30, 2001 relating to the initiation of mill production from the Huaron silver mine in Peru;

(z) a material change report of the Company dated March 9, 2001 relating to financial results for the fourth quarter of 2000 and financial results for the year ended December 31, 2000; and

(aa) a material change report of the Company dated February 8, 2002 relating to consolidated production figures from 2001 and the results of an update to the feasibility study on the La Colorada mine in Mexico.

Any documents of the type referred to above and any material change reports (excluding confidential material change reports), interim unaudited consolidated financial statements of the Company (including management's discussion and analysis of financial condition and results of operations in the quarterly reports for such periods), annual audited consolidated financial statements of the Company, including the auditors' report on and the notes to such financial statements, any exhibits to interim or annual consolidated financial statements and information circulars (excluding the sections entitled "Corporate Governance", "Compensation Committee", "Report of the Compensation Committee" and "Performance Graph" or similar sections permitted to be excluded under National Instrument 44-101 - Short Form Prospectus Distributions) all as filed by the Company with the various securities commissions or any similar authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Québec after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus. Any document filed by the Company with the United States Securities and Exchange Commission (the "SEC") or Report of

Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus shall also be deemed to be incorporated by reference into this Prospectus if and to the extent provided in such document.

In addition, the Company's unaudited interim consolidated financial statements for the nine month periods ended September 30, 2001, including a reconciliation to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F contained in a Form 6-K that was furnished to the SEC on February 12, 2002, are incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Common Shares and other information in relation to such offering will be delivered to purchasers of such Common Shares together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of Common Shares covered by that Prospectus Supplement.

Upon a new annual information form and the related annual financial statements being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Company's financial year in which the new annual information form was filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Common Shares hereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such statements represent the Company's internal projections, expectations or belief concerning, among other things, future operating results and various components thereof, or the Company's future economic performance.

The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties that may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, volatility of commodity metal prices; foreign currency risks; operating hazards and environmental contamination risks; risks inherent in the Company's procurement of raw materials and sales of its finished products; changes in production and processing technology;

imprecision in estimating the timing, costs and levels of production associated with mining properties; uninsurable risks inherent in the mining business; the Company's ability to replace and expand ore reserves; imprecision of ore reserves and recovery estimates; political and economic conditions in the countries in which the Company operates; changes in Canadian, U.S. and other foreign laws and regulations; maintenance of and obtaining required permits necessary for the Company to conduct its operations and business; the validity of mining or exploration titles or claims; the Company's ability to maintain good relations with its employees; continued access to adequate infrastructure, such as reliable roads and power and water supplies, required for mining and related activities; general economic and business conditions; and such other risks and uncertainties described from time to time in the Company's reports and filings with Canadian and U.S. securities authorities. Accordingly, the Company cautions that events or circumstances could cause actual results to differ materially from those expressed or implied.

CERTAIN AVAILABLE INFORMATION

The Company has filed with the SEC under the Securities Act of 1933, as amended (the "1933 Act"), a registration statement on Form F-10 (the "Registration Statement") relating to the Common Shares and of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such Registration Statement, to which reference is made for further information. See "Documents Filed as Part of the Registration Statement".

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies.

The Registration Statement, including all exhibits thereto, and such reports and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the SEC: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 233 Broadway, New York, New York 10279. Copies of the material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Information on the operation of the SEC's public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The Company's common shares are listed on the Nasdaq National Market and reports and other information concerning the Company may be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006-1500.

EXCHANGE RATE DATA

In this Prospectus, references to "US$" are to United States dollars and references to "Cdn $" are to Canadian dollars. All dollar amounts set forth in the audited consolidated financial statements and unaudited interim consolidated financial statements of the Company incorporated by reference into this Prospectus are stated in United States dollars, except where otherwise indicated. The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the U.S. dollar for the end of each period indicated and the high, low and average exchange rates for each of such periods (such rates, which are expressed in Canadian dollars are based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Board of New York). On February 18, 2002, the noon buying rate was US$1.00 = Cdn $1.5885.

	Nine Months Ended September 30,		**Year ended December 31,**				
	2001	**2000**	**2001**	**2000**	**1999**	**1998**	**1997**
High	Cdn $1.5797	Cdn $1.5085	Cdn $1.6023	Cdn $1.5600	Cdn $1.5302	Cdn $1.5570	Cdn $1.4398
Low	1.4933	1.4350	1.4933	1.4350	1.4440	1.4075	1.3357
Average	1.5409	1.4758	1.5521	1.4871	1.4821	1.4894	1.3893
End of Period	1.5797	1.5070	1.5956	1.4995	1.4440	1.5375	1.4288

THE COMPANY

Pan American Silver Corp. is a company incorporated under the *Company Act* (British Columbia). The Company's head office is located at 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2. In this Prospectus, the term "Pan American" refers to the Company and its principal subsidiaries.

BUSINESS OF THE COMPANY

Pan American is principally engaged in the exploration for, and the acquisition, development and operation of, silver properties.

Pan American is active throughout the Americas and holds an interest in a project in the Russian Federation. Pan American owns and operates the producing Quiruvilca and Huaron silver mines in Peru. Pan American also owns and is developing the La Colorada property, a silver development project in Mexico, at which small-scale silver production is currently under way. In addition, Pan American holds a 20% interest in Serebro Magadana, a Russian company that owns the Dukat silver development project in the Russian Federation. Pan American also holds non-producing silver resource properties in Montana and California and an option to acquire an interest in a non-producing silver resource property in Arizona. Pan American either holds an interest in or may earn an interest in a number of silver exploration properties in Mexico, Peru and Bolivia.

Pan American employs a multifaceted strategy to ensure growth in reserves and production. The first part of Pan American's strategy is to increase its silver production profile through the disciplined acquisition of silver mines, silver development projects or silver producing companies. The second part

of its growth strategy is focus on exploration in and around existing properties. Finally, Pan American is also seeking to acquire silver properties having significant silver reserves or resources or significant exploration potential.

RECENT DEVELOPMENTS

La Colorada Mine, Mexico

Limited Production

In anticipation of potential delays in obtaining the necessary financing for the construction and development of a large-scale mine at the La Colorada project due to low silver prices, Pan American decided to rehabilitate the existing mill at La Colorada to allow for limited production beginning in 2001. Such limited production commenced in January 2001 at approximately 90 tonnes per day, which increased to approximately 120 tonnes per day in March 2001 and 150 tonnes per day in June 2001. Following the addition of another small ball mill and additional lead flotation capacity, the mill commenced operating at 200 tonnes per day in January, 2002. This most recent expansion will result in estimated annual silver production of 1.2 million ounces.

The feed for the mill is underground sulphide ore from the La Colorada property. The mining method utilized is cut and fill, with backfill material largely coming from waste development. Mining and development are contracted out at present, but Pan American maintains supervision over both operations and mine planning.

Pan American expended approximately US$250,000 to restart the mill in 2001 and payback of this capital expenditure was received within 12 months. Approximately US$100,000 was spent to upgrade the mill's capacity to 200 tonnes of sulphide ore per day in late 2001. Payback of the capital expenditures for this upgrade is estimated to be received within six months. La Colorada's sulphide ore mine life is estimated to be six years at a production rate of 200 tonnes per day.

Two flotation concentrates are produced by the La Colorada mill, a silver-lead concentrate and a zinc concentrate. These concentrates are both sold to the Peñoles smelter located at Torreon, Mexico approximately 300 kilometers from the La Colorada mine site pursuant to the terms of an annual sales contract.

Feasibility Study Update

In June 2000, Pan American completed an internal feasibility study (qualified persons: John H. Wright, P.Eng., the President and Chief Operating Officer of the Company and Norman Pitcher, P. Geo., the Chief Geologist of the Company) (the "June 2000 Feasibility Study") which recommended proceeding with a large-scale 350,000 tonnes per year underground mining operation at La Colorada. Recovery of silver and gold from oxide ore would be achieved through cyanide leaching, and later in life, a flotation circuit would be added to recover silver, gold and base metals from sulphide ore. The estimated capital costs of this project (assuming 100% equity financing) were approximately US$27.6 million. The June 2000 Feasibility Study evaluated and addressed all aspects of the project including geology, mining, metallurgy, processing, tailings disposal, infrastructure and environmental requirements.

As a result of the construction and development of the La Colorada project envisioned by the June 2000 Feasibility Study being postponed due to low silver prices, in January of 2002 Pan American

prepared an internal update to the June 2000 Feasibility Study (qualified persons: John H. Wright and Norman Pitcher) (the "Updated Feasibility Study"). This Updated Feasibility Study recommends proceeding with a 210,000 tonnes per year underground mining operation for oxide ore in conjunction with and continued mining of 70,000 tonnes per year of sulphide ore. The Updated Feasibility Study is based on 625,999 tonnes of proven reserves grading 530 grams per tonne silver and 0.48 grams per tonne gold and 2.12 million tonnes of probable reserves grading 437 grams per tonne silver and 0.55 grams per tonne gold.

Under the Updated Feasibility Study, the mining method utilized for the oxide ore will be mechanized cut and fill from the property's NCP, 4235 footwall, NC_2W and San Fermin veins. Fill material will be sourced from internal mine waste, existing waste dumps and a surface borrow pit. Fill material including cement will be delivered to backfill mined-out areas via Robbins boreholes. During years 10 and 11 of proposed production, historic tailings will be fed to the mill.

Milling will consist of a 600 tonne per day conventional cyanide recovery plant for oxide ore as well as the existing 200 tonne per day flotation circuit for sulphide ore processing. During the mine's life, it is estimated that 80% of the silver will be produced in doré form and 20% of the silver will be contained in base metal concentrates. Independent test work has shown recovery for NCP and San Fermin vein oxide material will be greater than 85% for silver and 80% for gold, for NC_2W and the 4235 footwall vein, recoveries of 90% silver and 88% gold, and for the tailings material 76% silver and 80% gold. Treatment of sulphide material will produce lead and zinc concentrates with the majority of silver reporting to the lead concentrate. Silver recoveries to concentrate will total 91% and is based on both test work and actual mill recoveries during 2001. Oxide test work has consisted of bottle roll tests, locked cycle tests and pilot plant testing. Sample materials include drift samples, drill hole samples and bulk samples obtained from three crosscuts in the NCP zone. Sulphide test work utilized drift back samples and drill hole samples, together historic and current mill results.

The total cost of the mine, mill, plant site and services (assuming 100% equity financing) is estimated at US$18.2 million. These expenditures will be incurred over a nine month period following financing. Existing stock piles and pre-development ore will allow the new oxide mill to be operated at full capacity while the mine ramps up production. During construction the existing small-scale sulphide mill will continue to operate.

Concentrates will be shipped by truck and sold to the Peñoles smelter at Torreon, Mexico pursuant to the terms of an annual sales contract. Doré will be sold internationally.

The economics of the project have been calculated using constant prices and cost as at January 2002. The Peso exchange rate used was 9.25 Pesos to one U.S. dollar. Operating costs for the eleven year life of the mine are estimated at US$34.66 per tonne milled. The average cash cost per ounce of silver recovered will be US$2.56 per ounce net of gold, zinc and lead byproduct credits, with a total average cost per recovered ounce (assuming 100% equity funding), being US$3.66. The project has a present value (net of capital) of US$23.8 million using US$4.50 per ounce silver prices and an internal rate of return of 22.4%. The project is expected to return the capital investment in 3.35 years, including funding sustaining capital.

Pan American has entered into a purchase option with NJB Mining Inc. to purchase an existing 600 tonne per day Congress mill, located in southern Arizona, for US$600,000. If this mill is purchased and utilized at La Colorada, a positive impact on the project's capital costs will be recognized.

Option to Buy Back Royalty

In November 2001, Pan American and the previous owner of the La Colorada project, Minas La Colorada S.A. de C.V. ("MLC"), agreed to an amendment to the terms of the 5% net smelter return royalty payable by Pan American to MLC on any production from the La Colorada Property. Pan American now has the option prior to March 2003 to buy back three-fifths of this royalty by making payment to MLC of either US$2,000,000 in cash or the equivalent value in Common Shares of the Company (the values of such Common Shares to be determined based on the market value on Nasdaq on the date Pan American notifies MLC of its intention to repurchase the royalty), such election (to make payment in either cash or shares) to be made by Pan American. Pan American also has the further option prior to March 2003 to purchase the remaining two-fifth of the royalty by making payment to MLC of either US$1,000,000 in cash or the equivalent value of Common Shares of the Company, such election (to may payment in either cash or shares) to be made by Pan American.

Huaron Mine, Peru

On August 2, 2001 Pan American increased its interest in the Huaron mine to effectively 100% by completing a transaction with Volcan Compania Minera S.A. ("Volcan"), Peru's largest zinc producer and a neighbouring mine operator. Pursuant to the transaction, Pan American acquired Volcan's 27% interest in Compania Minera Huaron S.A., the company that owns and operates the Huaron mine in Peru, together with US$200,000, in cash, US$500,000 of Class B Shares in the capital of Volcan (traded on the Lima Exchange) and certain other consideration. In exchange, Pan American sold to Volcan 48 hectares of land near the Huaron mine and adjacent to Volcan's mining operations plus two parcels of land distant from the Huaron mining operations. Pan American realized a gain of US$3.5 million upon the sale of this land.

Impact of Metal Prices on Mineral Reserves

The engineering and geology staff at Pan American's mines estimates mineral reserves each year-end. These estimates are prepared under the supervision of the Company's "qualified person", Norm Pitcher, P. Geo., who is the Company's Chief Geologist. Mr. Pitcher reviews and tests the information developed by the mine personnel.

At December 31, 2000, the Quiruvilca, Huaron and La Colorada mines had proven and probable reserves as follows:

Huaron

Reserves	Tonnes	Grams of Silver per Tonne	% Zinc	% Lead	% Copper
Proven	4,435,625	264	4.21	2.24	0.52
Probable	1,563,045	242	4.40	2.31	0.40
Total	5,998,670	258	4.26	2.26	0.49

Quiruvilca

Reserves	Tonnes	Grams of Silver per Tonne	% Zinc	% Lead	% Copper
Proven	2,041,640	189	4.69	1.69	0.49
Probable	1,354,345	189	4.55	1.58	0.46
Total	3,395,985	189	4.63	1.65	0.48

La Colorada

Oxide

Reserves	Tonnes	Grams of Silver per Tonne	Grams of Gold per Tonne
Proven	424,590	506	0.46
Probable	1,890,357	426	0.56
Total	2,314,947	441	0.54

Sulphide

Reserves	Tonnes	Grams of Silver per Tonne	Grams of Gold per Tonne	% Zinc	% Lead
Proven	156,997	513	0.38	1.60	0.72
Probable	340,067	496	0.34	1.99	0.82
Total	497,064	501	0.35	1.87	0.79

Total

Reserves	Tonnes	Grams of Silver per Tonne	Grams of Gold per Tonne
Proven	581,587	508	0.44
Probable	2,230,424	436	0.53
Total	2,812,011	451	0.51

The quantity of Pan American's mineral reserves and mineral resources will vary depending on a number of factors, including metal prices.

Mineral reserves at all three mines were estimated as at December 31, 2000 assuming the following metal prices: silver - US$5.00 per ounce; zinc - US$1,150 per tonne; lead - US$475 per tonne; copper - US$1,950 per tonne and gold - US$280 per ounce. Estimates of reserves as at December 31, 2001 are currently being prepared for each of these mines. Prices to be used in the preparation of the estimates will be lower than those used in the 2000 mineral reserves. The lower prices assumed for metals will reduce the tonnes of mineralized material that may be classified as mineral reserves at these mines. Until the compilation of survey, drilling and development data is complete, no estimate of the affect of lower metal price assumptions on ore reserves can be provided.

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds from the issue of Common Shares will be used by the Company to fund development of the La Colorada mine, other ongoing development and exploration programs and working capital requirements and for other general corporate purposes. The Company may, from time to time, issue common shares and other securities otherwise than through the offering of Common Shares pursuant to this Prospectus.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue 100,000,000 common shares, without par value, of which 37,808,734 are issued and outstanding as at the date of this Prospectus. Holders of common shares of the Company are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors of the Company and to receive a *pro rata* share of the assets of the Company available for distribution to the shareholders in the event of liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the common shares of the Company.

PLAN OF DISTRIBUTION

The Company may offer and sell the Common Shares to or through underwriters or dealers and also may offer and sell Common Shares to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents, the number and the price or prices of the Common Shares offered (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Company from the issue or sale of the Common Shares offered, the underwriting discounts or commissions, and any other fees, commissions or concessions to be allowed or re-allowed to dealers.

The Common Shares offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at other negotiated prices. The Company may only offer and sell Common Shares under this Prospectus during the 25-month period from the date of this Prospectus.

Underwriters, dealers or agents who participate in the distribution of Common Shares may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian and United States securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Common Shares, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

In accordance with the rules of the National Association of Securities Dealers, Inc., the Company will not pay a commission to a broker-dealer in connection with any sale of Common Shares under this Prospectus that is in excess of six percent.

CHANGES TO SHARE CAPITAL STRUCTURE

Since December 31, 2000, the following material changes have been made to the share capital of the Company: the Company issued 3,000,000 common shares at a price of US$3.00 per share for aggregate gross proceeds of US$9,000,000; the Company issued 427,500 common shares upon the exercise of stock options held by directors, officers and employees of Pan American; and the Company allotted 69,000 common shares for issuance to officers and employees of Pan American as a share bonus, subject to regulatory approval.

RISK FACTORS

Prospective investors in a particular offering of Common Shares should consider, in addition to information contained in the Prospectus Supplement relating to that offering or in other documents incorporated by reference herein, the risks described in the annual information form of the Company and management's discussion and analysis that are incorporated by reference herein as at the date of the Prospectus Supplement relating to the particular offering of Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Deloitte & Touche LLP, Four Bentall Centre, 2100 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

The transfer agent and registrar for the common shares of the Company is Computershare Trust Company of Canada at its principal offices in Vancouver and Toronto.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report for the year ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: the documents referred to under the heading "Documents Incorporated by Reference", the Feasibility Study Update dated February 8, 2002 with respect to the Pan American's La Colorada property in Mexico (except for oversized maps and appendices) and the consent of Deloitte & Touche LLP.